Mail Stop 4-7

      June 2, 2005


David F. Carney
Chairman of the Board and CEO
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052


	Re:	Lincoln Educational Services Corporation
		Amendment no. 2 to Registration Statement on Form S-1
		Filed May 25, 2005
		File No. 333-123644

Dear Mr. Carney:

      We have reviewed your filing and your May 25, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 22

1. We note your revised disclosure that you "routinely consider acquiring companies in [y]our industry." Please revise to clarify whether or not you currently have any agreements or understandings to make any strategic acquisitions. Refer to comment 26 of our letter dated April 28, 2005.




Management, page 82
Employment-Related Arrangements, page 90

2. If the board of directors has already set the financial and non-financial goals for the 2005 fiscal year, please revise to disclose and quantify those goals.

Draft Exhibit 5.1

3. We have reviewed your draft language for paragraph (e) and continue to believe the particular assumption should be removed from the legality opinion. Please submit an updated draft legality opinion that removes the assumption.

Annex A to May 25, 2005 Response Letter

Print and Mail Materials

Second Letter to Employees and Friends of Lincoln Educational
Services, from David Carney

4. We note the statement on the first page of the letter that "given the limited number of shares available, we cannot assure you that you will obtain the number of shares requested." Please delete the phrase "given the limited number of shares available," as that language may suggest that the offering will be oversubscribed.

Frequently Asked Questions Regarding the Lincoln Educational
Services
Corporation Reserved Share Program

5. We note the statement appearing at the bottom of page 8 that alternative arrangements can be made with a Merrill Lynch representative in the event participants will be unavailable after pricing. Please confirm that, regardless of the nature of the alternative arrangements, Merrill Lynch will obtain post-effective reconfirmations of their indications of interest.

Annex B to May 25, 2005 Response Letter

Merrill Lynch Materials

6. Please tell us whether or not the Deal Sketch page will be preceded by a prospectus. If not, tell us whether or not Merrill
Lynch intends to include the legend required by Rule 134(b).

7. We note the "Internet Presentations" button on the far left side of the screen. Please tell us whether or not the button links to a page that contains only information permitted in accordance with the
Net Roadshow line of no-action letters.
8. Please confirm that the post-deal information on the bottom of the
Deal Sketch page, e.g., pot split, etc., will be posted only after a final prospectus is available and posted.

Harris Direct Materials

9. Please revise the discussion on the first page under the caption
"Submitting an Indication of Interest" to emphasize that the submission of an indication of interest involves no obligation and investors are not obligated to purchase the shares unless or until they reconfirm their indications of interest after effectiveness and pricing.

10. Please include the Rule 134(b) legend on the tombstone page.

*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.











      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Carroll, Staff Accountant, at (202)
551-
3362 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 for any accounting questions you may have. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366 or me at (202) 551-3833 with any other questions.


							Sincerely,


							/s/ Michele Anderson
							Michele Anderson
							Legal Branch Chief

















cc:	Rohan S. Weerasinghe, Esq.
	Shearman & Sterling LLP
	Via Facsimile: (212) 848-7179

??

??

??

??

Mr. Carney
Lincoln Educational Services Corporation
June 2, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE